[redacted]

11015281

UNITED STATE
SECURITIES AND EXCHANGE
Washington, D.C. 20549

IB APPROVAL	
mber:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 18 2011
Washington, DC
110

SEC FILE NUMBER
8- 49847

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid Florida Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1807 Crane Way
(No. and Street)

Orlando (City) FL (State) 32804 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerry L. Stanford, C.P.A.
(Name – *if individual, state last, first, middle name*)

1803 Crane Way (Address), Orlando (City), FL (State) 32804 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB

KW 2/28

BB 3/9

OATH OR AFFIRMATION

I, J. Patrick Calby, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid Florida Equities Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANA BROWN
MY COMMISSION # DD 983691
EXPIRES: April 20, 2014
Bonded Thru Notary Public Underwriters
NOTARY PUBLIC STATE OF FLORIDA

[signature]
Notary Public

[signature]
Signature

CEO / CCO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

MID FLORIDA EQUITIES, INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED

DECEMBER 31, 2010

JERRY L STANFORD
CERTIFIED PUBLIC ACCOUNTANT
REGISTERED WITH PCAOB
1803 CROWN WAY
ORLANDO, FL 32804
407-648-9695

MEMBER
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER
AMERICAN INSTITUTE
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS REPORT

To The Board of Director and Stockholder of
Mid Florida Equities, Inc.

We have audited the accompanying statement of financial condition of Mid Florida Equities, Inc. as of December 31, 2010 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statement referred to above presents fairly, in all material respects, the Financial Condition of the Company as of December 31, 2010, and the results of its operations and its cash flows for the year ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1,2 and 3 is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and , in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jerry L. Stanford
Certified Public Accountant
February 8,2011

MID FLORIDA EQUITIES, INC.
Statement of Financial Condition
December 31, 2010

ASSETS

Cash in Bank	$ 23,356
Marketable Security	12,530
Deposit with FINRA/SIPC	119
Equipment at cost less depreciation	566

Total Assets	$ 36,571
	=======

LIABILITIES AND STOCKHOLDER'S EQUITIES

Liabilities	$ 0
Stockholder's equity:	
Common stock, $1.00 par value, authorized 7,500 shares, issued and outstanding 500 shares	500
Paid in capital in excess of par value	19,500
Retained Earnings	16,571

Total Liabilities and Stockholder's Equity	$ 36,571
	=======

See accompanying notes to financial statements

MID FLORIDA EQUITIES, INC.
Statement of Operations
For the Year Ended December 31, 2010

Revenues:	
Commissions	$ 26,509
Investment Advisory Service	30,154
Interest	1,329
Total Revenue	57,992
EXPENSES:	
Auto Expense	2,180
Depreciation	-
Dues and Subscriptions	4,392
Insurance	1,011
Legal and Accounting	5,903
Miscellaneous	2,140
Office Expense	14,115
Regulatory Fees	4,158
Salaries	4,500
Taxes and License	2,485
Telephone	2,570
Travel	2,115
Total Expenses	45,569
Net Income (loss)	$12,423

See accompanying notes to financial statements

MID FLORIDA EQUITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2010

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balances, January 1, 2010	$500	$19,500	$14,148	$34,148
Net Income (loss) year ended December 31, 2010	0	0	12,423	12,423
Distribution to Stockholder			10,000	10,000
Balances December 31, 2010	$500	$19,500	$16,571	$36,571

See accompanying notes to Financial Statements

MID FLORIDA EQUITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2010

Cash flows from operating activities:	$12,423
Net Income	
Adjustments to reconcile net income activities:	
Depreciation	-0-
Changes in assets:	
Increase in deposit with FINRA	(75)
Increase in marketable security	(105)
Net cash provided by operations	12,243
Distribution to stockholder	(10,000)
Decrease in cash	2,243
Cash, December 31, 2009	21,113
Cash, December 31, 2010	$23,356

Supplemental disclosure of cash flow Information:

Cash paid during the period for Interest Paid	-0-

See accompanying notes to Financial Statements

MID FLORIDA EQUITIES, INC.
Notes to Financial Statements
For the Year Ended December 31, 2010

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

General

Mid Florida Equities, Inc. (the "Company") was incorporated on November 7, 1996. The Company is a registered broker-dealer in securities under the Securities Act of 1934 and was a member of the National Association of Securities Dealers, Inc. (the "NASD") since March 18, 1997 and became a member of Financial Industry Regulatory Authority (the FINRA) in 2007. The company conducts operations from its executive offices in Orlando, Florida.

The Company has a expense sharing agreement with Target Media Advertising Services, LLC, which is owned by the firms only shareholder to share office space and office expense.

In 2004 from June - August, and again in November 2009 and again in March/April 2010, as part of its business continuity planning the firm visited East Asia where it has potential opportunities to enhance its business in the future. The firm continues to evaluate these and other international situations.

Depreciation

The Corporation provides for depreciation of its office furniture and equipment under the straight-line method for financial accounting purposes and under accelerated methods for income tax purposes over estimated useful lives of seven years.

Expenditures for repair and maintenance are charged directly to expense as incurred. Expenditures for additions and betterment's are capitalized. When assts are sold or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any related again or loss included income.

Depreciation expense for the twelve month period ended December 31, 2010 totaled -$0-

Income Tax

The corporations has elected to be taxes under the provisions of subchapter S of the Internal Revenue Code, whereby the Corporation generally pays no tax on its taxable income.

2. Additional paid-in Capital

In December 1996, the Corporation received a capital contribution of $19,500 from its stockholder.

Schedule 1

MID FLORIDA EQUITIES, INC.
Computation of Net and Aggregate Indebtedness
As of December 31, 2010

Stockholder's Equity	$ 36,571
Loans Subordinated to claims of general Creditors	-0-
Total Capital	36,571
Less non-allowable assets (leasehold improvements And equipment-net, other assets)	685
Net capital before haircuts on securities positions	36,886
Less haircuts on securities positions	188
Net Capital	$ 35,698
Minimum net capital requirement	$5,000
Aggregate indebtedness	-$0-
Ratio of aggregate indebtedness to net capital	None

See accompanying notes to Financial Statements

MID FLORIDA EQUITIES, INC.
Exemption From Reverse Requirements Under Rule 15c3-3
December 31, 2010

Mid Florida Equities, Inc. operates under the K (2) (ii) exceptive provision to SEC Rule 15c3-3, as all customer transactions were cleared on a fully disclosed basis through another registered broker – dealer, Sterne Agee Clearing, Inc. through September 30, 2010.

The firm presently does not have a clearing agreement and prior to contracting securities business which requires a clearing agreement, the firm must first enter into an adequate clearing agreement and provide a copy of such agreement to FINRA

MID FLORIDA EQUITIES, INC.
Reconciliation of Computation of Net Capital
With Focus Report, Part II
As of December 31, 2010

Net Capital as reported on the Focus Report, Part II	$35,698
Adjustment	-0-
Net capital as adjusted as reported per audited financial Statements	$35,698

See accompanying notes to Financial Statements

JERRY L STANFORD
CERTIFIED PUBLIC ACCOUNTANT
REGISTERED WITH PCAOB
1803 CROWN WAY
ORLANDO, FL 32804
407-648-9695

MEMBER
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

AMERICAN INSTITUTE
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Mid Florida Equities, Inc.

In planning and performing our of audit the financial statements of Mid Florida Equities, Inc. (the "Company") for the year ended December 31, 2010 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also make a study of the practices and procedures followed by the Company in marketing the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c-3. We did not review the practices and procedures followed by the Company in marketing the quarterly securities examinations counts verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payments for securities under section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers of perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control structure and the practices and provide management and reasonable, but not absolute, assurance that asset for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subjects to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standard established by the American Institute of Certified Public Accountants. A material weaknesses is a conditions in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors of irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance 3 with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate al December 31, 2010.

This report intended solely for the use of management, the Securities and Exchange Commission and the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5 under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Jerry L. Stanford
Certified Public Accountant
February 8,2011